UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 11, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jazz Pharmaceuticals plc
File No. 1-33500- CF#36366

Jazz Pharmaceuticals plc submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 8, 2018.

Based on representations by Jazz Pharmaceuticals plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.3   through August 3, 2032

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office